Contact

www.linkedin.com/in/lekha-mishra
(LinkedIn)

Top Skills

Objective-C
iOS development
XML

Languages

English
Hindi

Lekha Mishra

Co-Founder @IPH Technologies | Co-Founder @mEinstein LLC |
Helping Entrepreneurs worldwide to prepare their Mobile Strategies.
Lucknow

Summary

An ardent IT geek, I strongly believe that there is no alternative for hard work. After gaining ample experience in software development, and preparing myself for the entrepreneurial journey, I took my first step towards entrepreneurship with IPHS Technologies. Currently working as a co-founder and project manager, the firm has successfully completed many projects under my guidance. Supported by highly skilled and co-operative team, it is the combined effort of everyone involved in IPHS that has made us a reliable name in the industry.

What makes IPHS Technologies truly unique is our ability to think out of the box and execute innovative solutions for the clients. Count on us for IT Project Management, Business Development, Requirement analysis, and for Quality Assurance.

We specialize in:
• Software Development
• iPhone Application Development
• Android Application Development
• Windows Application Development
• Desktop Application Development
• Web Development
* Augmented Reality

Experience

mEinstein.ai
Co-Founder at mEinstein LLC
March 2020 - Present (2 years 5 months)
Boston, Massachusetts, United States

mEinstein (my Einstein - mE)
- An ethical, fair, secure, and extremely private voice-controlled personal AI system that can take instructions, observe, advise, reason, plan, and even act

on user's behalf. It acts like a shadow brain – your productive persona and it's available today.

- It's a voice enabled personal AI system. It can learn, observe, predict, prescribe, reason, plan and act on behalf of a user. Becomes like one's shadow brain – their productive persona.

- It's a community driven AI for the masses for up-to-date AI outcomes

- Unique business model that generates income for the user.

IPH Technologies - A Software & Mobile App Development Company
Co-Founder & Director
July 2013 - Present (9 years 1 month)
Lucknow, Uttar Pradesh, India

IPHS offers high-value consulting services and next-generation app solutions that drive revenue.
We build apps from great ideas. We use the correct strategy, right sources, experiences & tools. Its deploy your idea into great apps for mobile & web platforms beyond your thinking and imagination.

What client Says about us:
"Great service provider. Very responsive and polite. We share a very good professional relationship. Whatever projects we have worked on, their team has always been a part of it dedicatedly and committedly. They are not like other companies that deliver a project just because it is a project. They are prompt and respond quickly. They are more fixated on delivering quality work rather than money." - Tam Ho

Contact us here: https://iphtechnologies.com/

IPHTECH
1 year 11 months

Technical Lead
July 2012 - June 2013 (1 year)
Lucknow, Uttar Pradesh, India

Senior Software Developer
August 2011 - July 2012 (1 year)
Lucknow Area, India

- iOS Apps Development
- Mac OS X Apps Development
- Android Apps Development
- React Native Development
- Flutter Developer
- Hybrid and Native Mobile app development
- Architecture Design
- Augmented Reality, Artificial Intelligence and Machine Leaning

Centre for Railway Information Systems (CRIS)
Software Trainee
January 2010 - June 2011 (1 year 6 months)
New Delhi Area, India

- Worked on Java Technologies
- Worked on Web apps

Education

Kamla Nehru Institute of Technology, Sultanpur
Master of Computer Applications - MCA, Computer Software Technology/Technician · (2007 - 2010)